May 11, 2007

Mayer, Brown, Rowe & Maw LLP

1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910

www.mayerbrownrowe.com

Terry Schiff

Direct Tel (212) 506-2539
Direct Fax (212) 849-5539

tschiff@mayerbrownrowe.com

VIA EDGAR & UPS
Ms. Rolaine Bancroft Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:          Crusade Global Trust No. 2 of 2006
Form 10-K for the fiscal year ended September 30, 2006
Filed December 22, 2006

Form 10-D for the quarterly distribution period from
September 21, 2006 to October 31, 2006
Filed November 28, 2006
File No. 333-128920-01

Response to Comment Letter dated April 23, 2007

Dear Ms. Bancroft:

This letter is submitted on behalf of Crusade Management Limited (the “Depositor”) in response to comments of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Depositor’s Form 10-K filing for the fiscal year ended September 30, 2006, filed on December 22, 2006 with the Commission (the “Form 10-K”) and on the Depositor’s Form 10-D filing for the distribution period from September 21, 2006 to October 31, 2006, filed on November 28, 2006 with the Commission (the “Form 10-D”) as set forth in the letter to Gregory M. Bartlett, dated April 23, 2007.

Attached hereto are redlines of the amended Form 10-K (the “Form 10-K/A”) marked against the previously filed Form 10-K, as well as the amended Form 10-D (the “Form 10-D/A”) marked against the previously filed Form 10-D to indicate the changes that have been made in response to the staff’s comments. For your convenience, we have also enclosed a clean copy of each of the Form 10-K/A and the Form 10-D/A.

For reference purposes, the exact text of the Commission’s numbered comments in the April 23, 2007 letter has been reproduced in italics with the Depositor’s response indicated below each comment. Page number or Exhibit number references, as applicable, in the Depositor’s responses refer to the relevant pages or Exhibits of the blacklined copies of the Form 10-K/A or the Form 10-D/A, as applicable. Capitalized terms used, but not defined herein, have the meanings set forth in the Form 10-K/A or the Form 10-D/A, as applicable.

Berlin Brussels Charlotte Chicago Cologne Frankfurt Hong Kong Houston London Los Angeles New York Palo Alto Paris Washington, D.C.
Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

May 11, 2007

Form 10-K

ITEM 1114(B)(2) OF REGULATION AB, page 3

1.

We note that you are incorporating by reference the financial statements of PMI Mortgage Insurance Ltd. Please note that incorporation by reference must comply with all applicable rules. Refer to Instruction 1. to Item 1100(c)(1). Please revise your disclosure here to provide the file number(s) so that investors may locate the incorporated information. Also, please revise your exhibit list to include the incorporated information. Refer to Item 601(b)(13) of Regulation S-K, Rule 303 of Regulation S-T, and Rule 12b-23 under the Exchange Act. Please make corresponding changes to your Item 1115(b) disclosure below.

The existing disclosure relating to Item 1114(b)(2) and Item 1115(b) has been revised to provide the file numbers you have requested. Please see page 3 of the attached Form 10-K/A. In addition, the exhibit lists have been revised to include the additional details you have requested regarding incorporated information. Please see the revisions contained under Item 15 (Exhibits) on page 7 with respect to Exhibit 99.1 and Exhibit 99.2, as well as the related Exhibit Index thereto with respect to Exhibit 99.1 and 99.2, of the attached Form 10-K/A.

Signatures

2.

Please revise the signature block of your Form 10-K to clearly indicate that Mr. Bartlett is the senior officer in charge of securitization of the depositor. See General Instruction J(3) to Form 10-K. Additionally, please make corresponding changes to your Section 302 certification. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

The signature block to Form 10-K/A and the signature block to the Section 302 certification have each been revised accordingly. Please see the signature page to the attached Form 10-K/A and the signature block contained in Exhibit 31.1 thereto.

Exhibit 31.1

3.	Please revise paragraph 4 to state that the “servicers” have fulfilled their obligations under the servicing agreement(s) in all material respects.

Paragraph 4 of Exhibit 31.1 has been revised accordingly. Please see Exhibit 31.1 of the attached Form 10-K/A.

Exhibits 33.1 through 33.5 – Report on Assessment of Compliance with Servicing Criteria

4.

We note that none of the servicers assessed compliance with several of the servicing criteria set forth in Item 1122 of Regulation AB. Please explain to us why the criteria set forth in subparagraphs (d)(1)(ii), (d)(1)(iv), (d)(2)(iii), (d)(2)(vi), (d)(4)(x) – (d)(4)(xii) were deemed not applicable.

Each of the subparagraphs of Item 1122 of Regulation AB noted in this comment were deemed not applicable based on the conclusion by the Depositor that such subparagraphs

May 11, 2007

were inapplicable, and not implicated, by the activities performed by the Asserting Parties under any of the relevant Platforms.

More specifically, Item 1122:

•

(d)(1)(ii) provides “If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party’s performance and compliance with such servicing activities”; however, no such servicing activities were outsourced, therefore, this item was inapplicable.

•

(d)(1)(iv) provides “A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements”; however, there are no such requirements in the transaction agreements to maintain such policies, therefore, this item was inapplicable.

•

(d)(2)(iii) provides “Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements”; however, pursuant to the transaction agreements, no such advances of funds or guarantees regarding collections, cash flows or distributions are made, therefore, this item was inapplicable.

•

(d)(2)(vi) provides “Unissued checks are safeguarded so as to prevent unauthorized access”; however, there are no physical checks issued or unissued (i.e., funds are transferred electronically), therefore, this item was inapplicable.

•

(d)(4)(x) provides “Regarding any funds held in trust for an obligor (such as escrow accounts): (A) Such funds are analyzed, in accordance with the obligor’s pool asset documents, on at least an annual basis, or such other period specified in the transaction agreements; (B) Interest on such funds is paid, or credited, to obligors in accordance with applicable pool asset documents and state laws; and (C) Such funds are returned to the obligor within 30 calendar days of full repayment of the related pool asset, or such other number of days specified in the transaction agreements”; however, there are no funds held in trust for an obligor, therefore, this item was inapplicable.

•

(d)(4)(xi) provides “Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements”; however, there are no payments made on behalf of an obligor, therefore, this item was inapplicable.

May 11, 2007

•

(d)(4)(xii) provides “Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the servicer’s funds and not charged to the obligor, unless the late payment was due to the obligor’s error or omission”; however, there are no such payments made on behalf of an obligor, therefore, this item was inapplicable.

Form 10-D

Item 7. Significant Enhancement Provider Information, page 3

5.	As a followup to comment 1 above, please revise your disclosure here and revise your exhibit list to provide the file number(s) so that investors may locate the incorporated information.

The existing disclosure relating to Item 7 (Significant Enhancement Provider Information) has been revised to provide the file numbers you have requested. Please see page 3 and page 4 of the attached Form 10-D/A. In addition, the exhibit lists have been revised to include the additional details you have requested regarding incorporated information. Please see the revisions contained under Item 9 (Exhibits) on page 4 and page 5 with respect to Exhibit 99.2 and Exhibit 99.3, as well as the related Exhibit Index thereto with respect to Exhibit 99.2 and 99.3, of the attached Form 10-D/A.

Exhibit 99.1

6.	We note that you distribute quarterly payments to securityholders, however, your payment summary subheadings appear to present “monthly” information. Please revise or advise.

The quarterly noteholder report has been revised accordingly. Please see the amended Exhibit 99.1 attached to the Form 10-D/A hereto.

Finally, in connection with the request contained on the final page of your comment letter dated April 23, 2007, requesting that the company provide in written statement making certain acknowledgements regarding various matters set forth therein, please see the attached Schedule A hereto.

May 11, 2007

Please feel free to contact me at the above-referenced number or Angela L. Clark at (212) 506-2375, if you have any questions regarding the foregoing, or you require any additional information. We would appreciate a prompt response to the foregoing.

Sincerely,

 /s/  Terry Schiff

Terry Schiff

cc:	Max A. Webb

Gregory M. Bartlett

Roger Desmarchelier

Angela L. Clark

SCHEDULE A

I, Gregory M. Bartlett, acknowledge that:

•

Crusade Management Limited (“Crusade”) is responsible for the adequacy and accuracy of the disclosure in its Form 10-K filing for the fiscal year ended September 2006, as amended and its Form 10-D filing for the quarterly distribution period ended October 31, 2006, as amended pursuant to the Securities Exchange Act of 1934 (together, the “Filings”);

•

staff of the Division of Corporation Finance (the “Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filings; and

•	Crusade may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date:  11 May 2007

Crusade Management Limited

By:        /s/  Gregory M. Bartlett

Name:  Gregory M. Bartlett

Title:  Director*

*Gregory M. Bartlett is a Director of Crusade Management Limited

and is the senior officer in charge of securitization of Crusade Management Limited.